FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 30, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated April 7, 2004
2.	Press release dated April 13, 2004
3.	Press release dated April 21, 2004
4.	Press release dated April 26, 2004

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 30, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score

Name: Tim Score
Title: Chief Financial Officer

Item 1

Published: 17:00 07.04.2004 GMT+1 /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

ARM Holdings plc Q1 Results Announcement Conference Call Invitation

ARM Holdings plc cordially invites you to participate in a conference call on Tuesday, 20 April 2004 following the 7.00am announcement of its Q1 Results Statement.

The press release will be available after 8.00am from www.arm.com

If you have any queries, please contact:

Hosted by:
Sir Robin Saxby, Chairman
Warren East, Chief Executive Officer
Tim Score, Chief Financial Officer

Time:
1.30pm BST
2.30pm CET
8.30am EST

Dial In Numbers:

UK/Continental Europe Dial-in Number:	+44 1452 569 393
US Participants Dial-in number:	+1 866 434 1089

If you cannot attend, you can listen to a taped recording which will be available approximately 1 hour after the call ends for 5 days.

UK/Continental Europe	+44 1452 55 00 00
(Access Number: 6301424#)

US	+1 706 645 9291
(Access Number: 6301424#)

Anna Bateman
Financial Dynamics
Tel: +44 20 7831 3113
Anna.bateman@fd.com

Rebecca Horsfall
Investor Relations
ARM Holdings plc
+44 1223 400432
investor.relations@arm.com

This press release was brought to you by Hugin Online, distributor of electronic press releases for companies listed on selected European stock exchanges. Address: http://www.huginonline.co.uk/ARM

2

Item 2

  no32-bit MCUs enable a broad range of peripherals and a powerful processor core at a very low price. Future applications will demand this level of processing power.
  Sales of microcomponents will increase 14.7 percent in 2004 over 2003, totalling $51.5 billion, with $21.8 billion in embedded applications. (Gartner, 2004) As designs shift to 32-bit, this presents a sizeable opportunity for growth.
  ARM is committed to offering the industry’s best support for MCU designers as evidenced by its creation of developer kits that specifically address the unique characteristics of products from its various Partners.

STMICROELECTRONICS AND ARM ANNOUNCE REALVIEW
DEVELOPER KIT FOR 32-BIT MICROCONTROLLERS

GENEVA, SWITZERLAND AND CAMBRIDGE, UK – Apr. 13, 2004 –

STMicroelectronics (NYSE: STM), and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced the availability of the ARM® RealView® Developer Kit for STMicroelectronics as a complete, cost-effective development and debug product for design engineers using STMicroelectronics’ general purpose 32-bit microcontroller (MCU) products. The kit is based on components of the ARM RealView Developer Suite™ product with functionality tailored to the specific requirements of STMicroelectronics’ products.

The RealView Developer Kit for STMicroelectronics provides a complete environment for the development and debug of ST ARM core-based MCU target applications, and is comprised of a targeted compiler, a targeted GUI debugger and the ST specific RealView ICE Micro Edition JTAG run control device. While the RealView Developer Kit is constrained to work with STMicroelectronics product only, it provides the same industry-leading compiler optimizations and debug facilities as the RealView Developer Suite product, to enable developers to reduce system memory cost, through smaller code size and increased system performance, without a dramatic increase in power consumption.

The RealView Developer Kit for STMicroelectronics will initially enable design engineers to work with the recently announced STR71XF and STR72x products, based on an ARM7™ microprocessor family-based core, with full support for future generations of additional ARM microprocessor-based MCUs from STMicroelectronics.

“Today we are pioneering a new category of MCUs with our 32-bit products,” said Semir Haddad, product line manager, STMicroelectronics Microcontroller Division. “Robust design tools such as the RealView Developer Kit for STMicroelectronics will ease the shift from 8-bit and 16-bit solutions and are integral to the success of our new products.”

“Our combined effort has resulted in an out-of-the box solution that offers a cost effective, fully integrated, developer kit specifically targeting the ST ARM core-based microcontrollers,” said Andrew Frame, product manager, RealView Solutions, ARM. “Simplifying this development process is a great advantage to designers seeking to utilize the power of STMicroelectronics 32-bit MCUs in their product, while reducing their overall time-to-market.”

The RealView Developer Kit for STMicroelectronics is available through STMicroelectronics normal distribution channels, to provide convenient sourcing of both silicon and development tools from the same vendor.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. ARM7 and RealView Developer Suite are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

STMICROELECTRONICS MEDIA RELATIONS
Maria Grazia Prestini	Michael Markowitz
Director, Corporate Media Relations	Director, U.S. Media Relations
Tel: +41.2.29.29.69.45	Tel: +1.212.821.8959
Fax: +41.2.29.29.69.50	Fax: +1.212.821.8922
Email: mariagrazia.prestini@st.com	Email: michael.markowitz@st.com

Item 3

SYNOPSYS AND ARM TEAM UP TO DELIVER SYSTEM-LEVEL DESIGN
SOLUTION FOR ARM POWERED APPLICATIONS

SystemC Models Collaboration Reduces Overall ARM Core-based Design Cycle Using
Synopsys’ System Studio

MOUNTAIN VIEW, Calif., AND CAMBRIDGE, UK– Apr. 21, 2004 -Synopsys, Inc. (Nasdaq:SNPS), the world leader in semiconductor design software, and ARM [(LSE:ARM)]; (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the availability of a joint system-level design solution that enables earlier software development and verification of ARM Powered® systems-on-chips (SoCs). The two companies have integrated ARM® RealView® Model Library SystemC™ processor models with Synopsys’ System Studio system-level design tool to deliver faster and more accurate system-level design. Developers can now create and analyze SystemC versions of AMBA™ interconnect-based SoCs more quickly and easily using System Studio, and optimize their SoC architecture. These system-level models then enable developers to concurrently develop the SoC hardware and software and, therefore, reduce total design time.

“ARM and Synopsys have collaborated to ensure our processor models work with System Studio-based design flows,” said Tim Holden, EDA Relations manager at ARM. “Our mutual customers can be assured that the SystemC models of our cores closely match the RTL behavior and interface correctly with the Synopsys DesignWare® AMBA SystemC transaction-level bus models. ARM is committed to making all of its processor models available for use within EDA tools like System Studio.”

This collaboration adheres to the AMBA 2 Transfer-Layer SystemC specification to ensure interoperability and illustrates the continued progress in the ecosystem for platform-based design solutions from ARM and Synopsys. System-level models of AMBA interconnect-based SoCs can now be created and analyzed more effectively using Synopsys’ DesignWare SystemC transaction-level models for the AMBA on-chip bus and System Studio, which provides powerful and intuitive analysis of such designs.

“The ARM and Synopsys system-level collaboration helps ensure full compatibility between cores and on-chip buses,” said Martin Vorbach, chief technology officer of PACT XPP

-more-

ARM and Synopsys Team on System-Level Design Solution	Page 2

Technologies, a leader in re-configurable parallel processing solutions. “The ARM-Synopsys development environment provides the solution we require to optimize and validate our design platforms through System Studio, and helps us and our customers to significantly reduce the SoC design cycle.”

“ARM and Synopsys engineers have worked closely together to ensure that our combined solution enables the rapid and effective design and verification of ARM Powered SoC designs,” said Farhad Hayat, vice president of marketing, Synopsys Verification Group. “When combined with System Studio and DesignWare AMBA SystemC models, this solution lets our mutual customers rapidly explore alternative architectures.”

Availability

The ARM-Synopsys system-level design solution is available immediately for the ARM926EJ-S™ core, the ARM946E-S™ core, the ARM1136J-S™ core and the ARM1136JF-S™ core. The ARM RealView Model Library processor models are available from ARM. System Studio and the DesignWare AMBA SystemC Library transaction-level bus models are available from Synopsys.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming the volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Synopsys

Synopsys, Inc. (Nasdaq:SNPS) is the world leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading integrated circuit (IC) design and verification platforms, and IC manufacturing software products to the global electronics market, enabling the development and production of complex SoCs. Synopsys also provides intellectual property and design services to simplify the design process and accelerate

-more-

ARM and Synopsys Team on Robust System-Level Design Solution	Page 3

time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com/.

# # #

Synopsys and DesignWare are registered trademarks of Synopsys, Inc.

ARM, RealView and ARM Powered are registered trademarks of ARM Limited. ARM926EJ-S, ARM946E-S, ARM1136J-S, ARM1136JF-S and AMBA are trademarks of ARM Limited. All other trademarks are the property of their respective owners. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V. All other trademarks are the property of their respective owners.

Editorial Contacts:

Isela Warner	Michelle Spencer
Synopsys, Inc	ARM
650-584-1644	+44 1628 427780
igamboa@synopsys.com	michelle.spencer@arm.com

Sarah Seifert
Edelman
650-968-4033
sarah.seifert@edelman.com

Item 4

For immediate release 26 April 2004

ARM HOLDINGS PLC

AGM AND NEW DIRECTOR APPOINTMENT

Cambridge, UK, 26 April 2004-ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces that the Annual General Meeting of the Company was held today at which all resolutions were duly passed. A webcast of the proceedings is available via the Company’s website.

In line with the Preliminary Results Announcement for the year ended 31 December 2003 made on 27 January 2004, Lawrence Tesler retired from the Board at the conclusion of the meeting and Jeremy Scudamore was appointed as a non-executive director immediately thereafter.

Mr Scudamore (age 57) is CEO of Avecia Group (formerly the specialty chemicals business of Zeneca) and previously held senior management positions both in the UK and overseas within Zeneca and ICI. He is a Board Member of the Chemical Industries Association and England’s North West Science Council and is also a member of the DTI Innovation and Growth Team for the Chemical Industry. He is a member of ARM’s Audit and Remuneration Committees.

Mr Scudamore was a director of Cyprotex plc from December 2001 until February 2003 but otherwise has not held any directorship in any other publicly quoted companies at any time in the previous five years. There is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Mr Scudamore.

CONTACTS:
Sarah Marsland/Juliet Clarke	Warren East/Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 207 831 3113	+44 (0) 1223 400 432